UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tuniu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106 (1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the American Depositary Shares of Tuniu Corporation, each representing three class A ordinary shares of Tuniu Corporation.

CUSIP No. 89977P106	Page 2 of 13 Pages

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 78,061,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 78,061,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,061,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.1% (1)
14	Type of Reporting Person (See Instructions) HC

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 3 of 13 Pages

1	Names of Reporting Persons JD.com E-Commerce (Technology) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,436,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,436,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 4 of 13 Pages

1	Names of Reporting Persons JD.com E-commerce (Investment) Hong Kong Corporation Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 12,436,780 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,436,780 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,780 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.4% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 5 of 13 Pages

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,625,000 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,625,000 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,625,000 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.7% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 6 of 13 Pages

1	Names of Reporting Persons Fabulous Jade Global Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 65,625,000 Class A ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,625,000 Class A ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,625,000 Class A ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.7% (1)
14	Type of Reporting Person (See Instructions) CO

(1)

Calculation is based on the number in Row 11 above divided by the total number of ordinary shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A ordinary shares (excluding the 19,228,593 Class A ordinary shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B ordinary shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

CUSIP No. 89977P106	Page 7 of 13 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being jointly filed by JD.com, Inc. (“JD”), JD.com E-Commerce (Technology) Hong Kong Corporation Limited (“JD Technology”), JD.com E-commerce (Investment) Hong Kong Corporation Limited (“JD Investment HK”), JD.com Investment Limited (“JD Investment BVI”) and Fabulous Jade Global Limited (“Fabulous Jade,” together with JD, JD Technology, JD Investment HK and JD Investment BVI, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 7, 2015, as amended by Amendment No.1 to Schedule 13D filed with the SEC on May 29, 2015 (collectively, the “Original Schedule 13D,” together with this Amendment No. 2, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background.

The address of JD’s principal office stated in the Original Schedule 13D is hereby amended and restated into 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

The registered office of JD Technology stated in the Original Schedule 13D is hereby amended and restated into Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

The registered office of JD Investment HK stated in the Original Schedule 13D is hereby amended and restated into Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2 is further amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to include the following:

The Class A Shares currently beneficially owned by the Reporting Persons were originally acquired for investment purposes.

On June 19, 2020, JD Investment HK, JD Investment BVI and Caissa SEGA Tourism Culture Development Group Co., Ltd (凯撒世嘉旅游文化发展集团股份有限公司) (the “Buyer”), a company incorporated under the laws of the People’s Republic of China, entered into a Share Purchase Agreement (the “SPA”), pursuant to which the Buyer agreed to purchase from JD Investment HK 12,436,780 Class A Shares of the Company and from JD Investment BVI all the shares in Fabulous Jade, which holds 65,625,000 Class A Shares of the Company, at a total purchase price of RMB457,607,628. The closing of the transfer of the above-mentioned shares (the “SPA Closing”) is subject to the satisfaction or waiver of certain conditions. If the SPA is not approved by the requisite shareholder vote of the listed company under the same control as the Buyer in a shareholders meeting by September 30, 2020, the SPA will be null and void, with no binding obligation on any party thereto, with certain exceptions including the Buyer’s obligation to pay certain termination fee. If the SPA Closing has not occurred on or before the date falling fifteen (15) months after the date of the SPA, any party thereto can terminate the SPA.

A copy of the SPA is attached hereto as Exhibit 99.8. The description of the above-mentioned document contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of Exhibit 99.8, which is incorporated herein by reference.

CUSIP No. 89977P106	Page 8 of 13 Pages

Upon the SPA Closing, each Reporting Person shall no longer beneficially own any Ordinary Shares of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5.

As of the date hereof, Fabulous Jade holds 65,625,000 Class A Shares, representing 18.6% of the Issuer’s outstanding Class A Shares, or 17.7% of the Issuer’s outstanding Ordinary Shares, or 12.5% of total voting power.

JD Investment BVI is the sole shareholder of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD Investment BVI may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade.

JD is the sole shareholder of JD Investment BVI and therefore indirectly owns all the outstanding shares of Fabulous Jade. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Shares held by Fabulous Jade.

As of the date hereof, JD Investment HK holds 12,436,780 Class A Shares, representing 3.5% of the Issuer’s outstanding Class A Shares, or 3.4% of the Issuer’s outstanding Ordinary Shares, or 2.4% of total voting power.

JD Technology is the sole shareholder of JD Investment HK. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD Technology may be deemed to beneficially own all of the Class A Shares held by JD Investment HK.

JD is the sole shareholder of JD Technology and therefore indirectly owns all the outstanding shares of JD Investment HK. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Shares held by JD Investment HK.

The 78,061,780 Class A Shares beneficially owned by JD comprise (i) 65,625,000 Class A Shares held by Fabulous Jade as described above, and (ii) 12,436,780 Class A Shares held by JD Investment HK as described above, and represent 22.1% of the Issuer’s outstanding Class A Shares, or 21.1% of the Issuer’s outstanding Ordinary Shares, or 14.8% of total voting power.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on the total number of Ordinary Shares outstanding as of March 31, 2020, which was 370,102,951, consisting of 352,729,451 Class A Shares (excluding the 19,228,593 Class A Shares, represented by ADSs, repurchased and reserved for the future exercise of options or the vesting of other awards under the share incentive plans of the Issuer) and 17,373,500 Class B Shares, as set forth in the Issuer’s Annual Report on Form 20-F dated as of and filed with the Securities and Exchange Commission on May 22, 2020. The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as of March 31, 2020. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

CUSIP No. 89977P106	Page 9 of 13 Pages

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Persons or any of their affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information regarding the SPA under Item 4 is incorporated herein by reference in its entirety. The summary of the SPA in this Statement does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 99.8.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1*	Joint Filing Agreement, dated January 7, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited and JD.com E-commerce (Investment) Hong Kong Corporation Limited

99.2*	Share Subscription Agreement, dated December 15, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Unicorn Riches Limited, Ctrip Investment Holding Ltd., Dragon Rabbit Capital Limited and Verne Capital Limited

99.3*	Observation Right Agreement, dated December 31, 2014, between Tuniu Corporation, JD.com E-commerce (Investment) Hong Kong Corporation Limited and Unicorn Riches Limited

99.4**	Joint Filing Agreement, dated May 29, 2015, between JD.com, Inc., JD.com E-Commerce (Technology) Hong Kong Corporation Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Fabulous Jade Global Limited

99.5**	Share Subscription Agreement, dated May 8, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

99.6**	Business Cooperation Agreement, dated May 8, 2015, between Tuniu Corporation and JD.com, Inc.

99.7**	Investor Rights Agreement, dated May 22, 2015, between Tuniu Corporation and Fabulous Jade Global Limited

99.8	Share Purchase Agreement, dated June 19, 2020, between JD.com E-commerce (Investment) Hong Kong Corporation Limited, JD.com Investment Limited and Caissa SEGA Tourism Culture Development Group Co., Ltd (凯撒世嘉旅游文化发展集团股份有限公司)

*	Previously filed on January 7, 2015.
**	Previously filed on May 29, 2015.

CUSIP No. 89977P106	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com E-Commerce (Technology) Hong Kong Corporation Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

JD.com E-commerce (Investment) Hong Kong Corporation Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

JD.com Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

Fabulous Jade Global Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

CUSIP No. 89977P106	Page 11 of 13 Pages

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. Dingbo Xu, the business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship
Directors:

Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China

Martin Chiping Lau(1)	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)

Ming Huang(2)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States

Louis T. Hsieh(3)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States

Dingbo Xu (4)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China

Executive Officers:

Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China

Lei Xu	Chief Executive Officer of JD Retail	*	P.R. China

Zhenhui Wang	Chief Executive Officer of JD Logistics	*	P.R. China

Sandy Ran Xu	Chief Financial Officer	*	P.R. China

Yayun Li	Chief Compliance Officer	*	P.R. China

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Mr. Martin Chiping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.
(2)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.
(3)	The business address of Mr. Louis T. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.
(4)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

Directors and Executive Officers of JD Technology

The names of the directors and the names and titles of the executive officers of JD Technology and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Technology	Present Principal Occupation	Citizenship
Directors:

Nani Wang	Director	Employee of JD	P.R. China

Executive Officers:

N/A

CUSIP No. 89977P106	Page 12 of 13 Pages

Directors and Executive Officers of JD Investment HK

The names of the directors and the names and titles of the executive officers of JD Investment HK and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Investment HK	Present Principal Occupation	Citizenship
Directors:

Nani Wang	Director	Employee of JD	P.R. China

Executive Officers:

N/A

CUSIP No. 89977P106	Page 13 of 13 Pages

Directors and Executive Officers of JD Investment BVI

The names of the directors and the names and titles of the executive officers of JD Investment BVI and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Investment BVI	Present Principal Occupation	Citizenship
Directors:

Nani Wang	Director	Employee of JD	P.R. China

Executive Officers:

N/A

Directors and Executive Officers of Fabulous Jade

The names of the directors and the names and titles of the executive officers of Fabulous Jade and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with Fabulous Jade	Present Principal Occupation	Citizenship
Directors:

Nani Wang	Director	Employee of JD	P.R. China

Executive Officers:

N/A